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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48238

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ariel Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph Street, Suite 2900

(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Calderon	(312) 612-2705	ccalderon@arielinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Calderon _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ariel Distributors, LLC _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DAVID A MILEY
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 19, 2022

Signature: _____

Title:
Vice President-Finance

Notary Public ____ February 16, 2022

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ariel Distributors, LLC
(SEC I.D. No. 8-048238)

Ariel Distributors, LLC

Statement of Financial Condition
as of December 31, 2021, and
Report of Independent Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act as a Public Document

Ariel Distributors, LLC

CONTENTS

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ariel Distributors, LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ariel Distributors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2005.

ARIEL DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$4,689,410
Mutual funds	13,564,941
Prepaid expenses	72,018
Other assets	9,049
Total assets	$18,335,418

LIABILITIES AND MEMBER'S EQUITY

Payable to broker-dealers	1,103,788
Due to affiliated company	410,640
Accrued liabilities	1,520
Total liabilites	1,515,948
Member's equity	16,819,470
Total liabilities and Member's Equity	$18,335,418

The accompanying notes are an integral part of the Statement of Financial Condition.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Ariel Distributors, LLC (the "Company") was incorporated in Illinois in 1995, for the purpose of acting as the distributor and principal underwriter of the diversified portfolios (the "Funds") of the Ariel Investment Trust (the "Trust"). The Trust has adopted a plan of distribution under Rule 12b-1 of the Investment Company Act of 1940 applicable to the Funds. Under the plan, 12b-1 distribution fees are paid to the Company for its services. The Company in turn pays a significant portion of the distribution fees to other broker-dealers who distribute the Funds' shares. The remaining amount is retained by the Company for its services, advertising, and other distribution expenses.

Because the Company operates primarily with the purpose of distributing open end funds and does not hold customer funds or safekeep customer securities, it is not subject to the full provisions of SEC rule 15c3-3. As a limited purpose broker-dealer, the Company operates at a loss and generates negative cash flows. The Company has historically funded its regulatory capital requirements and operating losses through contributions from Ariel Investments, LLC (the "LLC"). The Company has a commitment from the LLC to provide sufficient capital contributions to meet the Company's net capital and operating requirements for twelve months from the issuance of the financial statements.

The Company is filing its Exemption Report in reliance on Footnote 74 of the 2013 SEC Release 34-70073.

The Company has entered into placement agent agreements with affiliated entities. As per the agreements, the Company solicits prospective investors for the affiliated entities' private funds. The Company will not receive any revenues from these placement agent activities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the codification or ASC.

Mutual Funds

Mutual fund transactions are recorded on a trade-date basis. Mutual funds are reported at fair value using their respective net asset value per share.

3

NOTE 3 – Fair Value Measurements and Disclosures

FASB ASC Topic 820, Fair Value Measurements and Disclosures, ("Topic 820") defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. In accordance with Topic 820 the Company classifies its investments within the three levels of the fair value hierarchy under Topic 820 as described below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

A summary of the classification of securities held in the ASC 820 hierarchy used to value the Company's investments as of December 31, 2021, is as follows:

Valuation Classification	Mutual Funds
Level 1	$13,564,941
Level 2	-
Level 3	-
Total	$13,564,941

There were no transfers between levels during the year ended December 31, 2021.

NOTE 4 – Related Party Transactions

The Company is a wholly owned subsidiary of the LLC. The LLC provides investment advisory and administrative services to each fund under the Trust under various agreements for which it receives payments from the Trust.

Under an Expense Sharing agreement between the Company and the LLC, the LLC furnishes all personnel, space, equipment, telephones and all other goods and services needed by the Company to operate as the distributor and principal underwriter to the Trust. The Company is liable to the LLC for any expense, direct or indirect, incurred by the LLC for or on behalf of the Company. The Company owed $410,640 to the LLC as of December 31, 2021, under this arrangement.

The Company's investments in various mutual funds are sponsored by the LLC and have a fair value of $13,564,941 as of December 31, 2021. The unrealized gain on mutual funds, realized gain distributions from mutual funds, and dividend income relate 100% to the mutual funds sponsored by the LLC.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2021, the Company had net capital of $14,703,662 which exceeded the minimum requirement by $14,602,599. The Company's net capital requirement was $101,063 on that date. The net capital rules may restrict the payment of cash dividends.

NOTE 6 - Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ.

NOTE 7 - Income Taxes

FASB ASC Topic 740, Income Taxes, prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-than-likely-than not threshold would be recorded as a tax expense in the current year. As the Company is a wholly-owned subsidiary of Ariel Investments, LLC all income or loss generated by the Company is included in the federal income tax return of Ariel Investments, LLC's members. Therefore, no liability for income taxes has been included in the financial statements.

NOTE 8 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.